Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Black Creek Industrial REIT IV Inc.:
We consent to the inclusion in the prospectus related to the registration statement (No. 333-229136) on Form S-11 of Black Creek Industrial REIT IV Inc. of our report dated March 5, 2020, with respect to the consolidated balance sheets of Black Creek Industrial REIT IV Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”) and to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP
Denver, Colorado
March 13, 2020